Filed pursuant to Rule 253(g)(2)

File No. 024-10987

ERC HOMEBUILDERS 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated December 20, 2019 and supplement dated March 9, 2020 and is qualified by reference to the Offering Circular and supplement except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplement are available here:

https://www.sec.gov/Archives/edgar/data/1772602/000110465919075409/tm19267841_253g2.htm; https://www.sec.gov/Archives/edgar/data/1772602/000110465920030433/tm2012054d1_253g2.htm.

SUPPLEMENT TO OFFERING CIRCULAR DATED DECEMBER 20, 2019

THIS SUPPLEMENT IS DATED APRIL 29, 2020

ERC Homebuilders 1, Inc. (the “Company”) will not be able to meet the filing deadline, April 29, 2020, for its annual on Form 1-K due to circumstances related to COVID-19. As a result, the Company intends to take advantage of relief afforded under Rule 257(f) of the Securities Act to file its 1-K as soon as possible prior to June 13, 2020.

Set forth below is the preliminary unaudited 2019 financial information for the Company. The following information includes preliminary data and financial information with respect to our results for 2019. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement.

ERC HOMEBUILDERS 1, INC.

BALANCE SHEET

December 31, 2019

ASSETS:
Cash	$66
TOTAL ASSETS	$66

LIABIITIES:
Advances due to ERC Hombuilders, Inc. (parent company)	$834,066

SHAREHOLDER EQUITY:
Common stock	$160
Net loss for year ended December 31, 2019	(834,160)
Total shareholder equity	(834,000)
TOTAL LSIABILITIES and SHAREHOLDER EQUITY	$66

ERC HOMEBUILDERS 1, INC.

INCOME STATEMENT

Year Ended December 31, 2019

INCOME:	$0

EXPENSES:
Regulation A Plus Share-sale Costs – Share-sale hosting	$166,608
Legal costs	79,250
Advertising and marketing	588,302

TOTAL EXPENSES:	$834,160
NET LOSS:	($834,160)

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